Exhibit 99 .1

Pyxis Tankers Announces Date for the Release of the First Quarter 2024 Results and Related Conference Call & Webcast

Maroussi, Greece, May 17, 2024 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS), an international shipping company, today announced the following:

Date of Earnings Release. We will issue our unaudited results for the first quarter ended March 31, 2024, before the market opens in New York on Tuesday, May 21, 2024. We will host a conference call on the same day to discuss the results at 8:30 a.m. Eastern Time.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Pyxis Tankers” to the operator and/or conference ID 13746734. Click here for additional International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Webcast:

A webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events Presentations page. A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Tuesday, May 28, 2024.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://www.webcaster4.com/Webcast/Page/2976/50636

About Pyxis Tankers Inc.

The Company currently owns a modern fleet of mid-sized eco-vessels consisting of three product tankers, one Kamsarmax bulk carrier and a controlling interest in a single ship Ultramax dry bulk venture engaged in seaborne transportation of a broad range of refined petroleum products and dry-bulk commodities. The Company is positioned to opportunistically expand and maximize its fleet of eco-efficient vessels due to significant capital resources, competitive cost structure, strong customer relationships and an experienced management team whose interests are aligned with those of its shareholders.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi, 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.